UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY
TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-14688
E.ON AG

(Exact name of registrant as specified in its charter)
E.ON-Platz 1
D-40479 Düsseldorf, Germany
(+49) 211-4579-0

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares (each three representing one Ordinary Shares with no par value)
Ordinary Shares with no par value*

(Title of each class of securities covered by this Form)
          Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

*	Not for trading, but only in connection with the registration of the American Depositary Shares

General
          This Form 15F relates to American Depositary Shares (“ADSs”), each three ADSs representing one of our ordinary shares, and to such ordinary shares. We refer to the ordinary shares, together with the ADSs, as the “Securities”. In accordance with the requirements of Rule 12h-6(a), all trading volume data is presented by reference to the trading volume of the ordinary shares, but is intended to support the certification set forth in this Form with respect to both such ordinary shares and the ADSs. The use of we, us, our, the “Company” or similar terms in this Form refers to E.ON AG.
PART I
Item 1.   Exchange Act Reporting History
          We first incurred the duty to file reports under section 13(a) and section 15(d) of the Exchange Act of 1934 (the “Exchange Act”) on October 7, 1997, when our predecessor company, VEBA AG completed its registration of the Securities with the Securities and Exchange Commission (the “Commission”), pursuant to a Registration Statement on Form 20-F (Commission File No. 1-14688). VEBA’s ADSs were listed on the New York Stock Exchange on October 8, 1997. On June 16, 2000, VEBA AG merged with VIAG AG, one of the largest industrial groups in Germany (though not a company subject to Exchange Act reporting requirements), with the merger being legally implemented by merging VIAG AG into VEBA AG, with VEBA AG continuing as the surviving entity. VEBA AG was subsequently re-named E.ON AG.
          We have filed or submitted all reports required under sections 13(a) and 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this form, and we have filed at least one annual report on Form 20-F.
Item 2.   Recent United States Market Activity
          We have never made any public offering of the Securities in the United States.
Item 3.   Foreign Listing and Primary Trading Market
          Our ordinary shares are listed on the Frankfurt Stock Exchange as well as on German regional stock exchanges. The Frankfurt Stock Exchange is by far the most significant of the seven German stock exchanges. By the end of 2006, the Frankfurt Stock Exchange including XETRA, its integrated electronic securities trading system, accounted for approximately 90% of the total securities orderbook turnover in Germany. Our ordinary shares (then the ordinary shares of VEBA AG, our predecessor company) were first listed on the Frankfurt Stock Exchange in July 1965. We have maintained that listing for at least the 12 months preceding the filing of this Form.
          The Frankfurt Stock Exchange including XETRA, its integrated electronic securities trading system, constitutes the primary trading market for our shares. The table below sets forth the percentage of the worldwide average daily trading volume (“WADTV”) in our ordinary shares represented by trades effected in this primary trading market during the 12-month period beginning on August 1, 2006 and ending on July 31, 2007 (the “Reference Period”). We have included off-exchange transactions effected in the United States in the denominator for purposes of determining this ratio.

% of WADTV effected on Frankfurt
Class of Shares	Stock Exchange and XETRA during Reference Period

Ordinary Shares	95.5%
Item 4.   Comparative Trading Volume Data
          The following table sets forth the average daily trading volume of our ordinary shares in the United States and worldwide during the 12 month Reference Period (in the number of the relevant class of securities):

	Average Daily Trading Volume	Average Daily Trading Volume
Class of Shares	Worldwide (millions of shares)(1)(2)	United States (millions of shares)(1)(3)

Ordinary Shares	4.604	0.117

(1)	In the United States, our ordinary shares trade in the form of ADSs, with each three ADSs representing one ordinary share. For purposes of this calculation and that underlying the table below, we have counted the number of ordinary shares represented by each ADS.
(2)	Includes on-exchange as well as off-exchange transactions effected in the United States and on-exchange transactions effected in Germany.
(3)	Includes on-exchange as well as off-exchange transactions effected in the United States.
          The table below sets forth the percentage of the WADTV in our ordinary shares represented by trades effected in the United States during the Reference Period.

% of WADTV effected in the United States
Class of Shares	during Reference Period
Ordinary Shares	2.54%
          Calculations set forth in this and the preceding Item were based on trading volume data obtained from Bloomberg.
          We filed Form 25 for purposes of notifying the Commission of the delisting of our Securities from the New York Stock Exchange on August 31,2007. We have not previously delisted any class of our Securities from a national securities exchange or inter-dealer quotation system in the United States.
          As of the date of this Form, we have not terminated a sponsored American depositary receipt facility regarding any class of our shares.
Item 5.   Alternative Record Holder Information
          Not applicable.
Item 6.   Debt Securities
          Not applicable.
Item 7.   Notice Requirement
          On August 21, 2007, we issued a press release in the United States through BusinessWire disclosing our intent to terminate our duty to file reports under section 13(a) and 15(d) of the Exchange Act. On the same date, we furnished the Commission with a copy of this press release under cover of a Form 6-K.

Item 8.   Prior Form 15 Filers
          Not applicable.
PART II
Item 9.   Rule 12g3-2(b) Exemption
          We will publish the information required under Rule 12g3-2(b)(1)(iii) on our website at www.eon.com.
PART III
Item 10. Exhibits
          None.
Item 11. Undertakings
          We hereby undertake to withdraw this Form 15F if, at any time before the effectiveness of our termination of reporting under Rule 12h-6, we have actual knowledge of information that causes us reasonably to believe that, at the time of filing the Form 15F:
1.	The average daily trading volume of any subject class of our securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that we used for purposes of Rule 12h-6(a)(4)(i); or

2.	We otherwise did not qualify for termination of our Exchange Act reporting obligations under Rule 12h-6.

Signatures
          Pursuant to the requirements of the Securities Exchange Act of 1934, E.ON AG has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, E.ON AG certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

By:	/s/ Dr. Marcus Schenck
	Name:	Dr. Marcus Schenck
	Title:	Chief Financial Officer

Date: September 10, 2007